OTCBB: MRDDF     TSX-V: MAD     FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD DIRECTOR RETIRES AND OPTIONS GRANTED

Vancouver, BC, Canada – SEPTEMBER 4, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that Ross McDonald, has retired as a director of Miranda. He has served as a non-executive independent director and chair of the Audit Committee for the past 8 years.

"We appreciate the contribution Ross has made in serving as a director for Miranda, and in particular his role as our Audit Committee chair, providing sound oversight and leadership in the financial governance of Miranda." said Board Chairman and CEO, Ken Cunningham.

The Company has five remaining directors, one of whom will assume the role as Audit Committee Chair. The Company does not intend to immediately recruit a replacement.

Miranda further reports that the Directors granted stock options to directors, officers, employees and consultants on 1,340,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.145 per share, which price is the last closing price of the Company’s shares prior to the date of grant. The options granted will vest immediately.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877
www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.